UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HubSpot, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

443573100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443573100	13G	Page 2 of 8

Item 1(a).	Name of Issuer:

HubSpot, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 First Street, 2nd Floor, Cambridge, MA 02141.

Item 2(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group V, L.P., a Delaware limited partnership (“GC V”), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership (“E Fund V”), General Catalyst Partners V, L.P., a Delaware limited partnership (“GC V GPLP”), General Catalyst GP V, LLC, a Delaware limited liability company (“GC V GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC V GPLP is the sole general partner of GC V and E Fund V. GC V GPLLC is the sole general partner of GC V GPLP. Joel E. Cutler and David P. Fialkow (collectively, the “Managers”) are Managing Directors of GC V GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).	Citizenship:

Each of GC V, E Fund V and GC V GPLP is a limited partnership organized under the laws of the State of Delaware. GC V GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Shares”).

Item 2(e).	CUSIP Number:

443573100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

CUSIP No. 443573100	13G	Page 3 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 443573100	13G	Page 4 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P. its General Partner

	By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC its General Partner

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

CUSIP No. 443573100	13G	Page 5 of 8

GENERAL CATALYST GP V, LLC

By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

By:	*
Joel E. Cutler

By:	*
David P. Fialkow

*By:	/s/ Christopher McCain
Christopher McCain
As attorney-in-fact

This Schedule 13G was executed by Christopher McCain on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.